Exhibit 1.01

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Specialized Disclosure Form of Quantum-Si Incorporated (the “Company”) is being filed in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2024 to December 31, 2024 (the “Relevant Period”). The Rule imposes disclosure requirements of certain information when a company manufactures or contracts to manufacture products for which Conflict Minerals are necessary to the functionality or production of those products. The term “Conflict Minerals” means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“3TG”), or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).

The Company is a life sciences company focused on proteomics research, with the mission of transforming single-molecule analysis and democratizing its use by providing researchers and clinicians access to the proteome, the set of proteins expressed within a cell. The Company has developed a proprietary universal single-molecule detection platform that it is applying to proteomics to enable Next-Gen Protein SequencingTM (“NGPS”), to sequence proteins in a massively parallel fashion (rather than sequentially, one at a time), which can also be used for the study of nucleic acids. The Company believes that the ability to sequence proteins in a massively parallel fashion and offer a fast analysis time provides NGPS with the potential to unlock significant biological information through improved resolution and unbiased access to the proteome at a speed and scale that is not available today. Traditionally, proteomic workflows to sequence proteins required days or weeks to complete. Our platform includes our Platinum line of NGPS instruments, Platinum Analysis Software, and consumable kits for use with our Platinum line of instruments.

The Company obtains (i) materials from suppliers for manufacturing purposes and (ii) finished products from contract manufacturing organizations (“CMOs”) for sales and distribution by the Company. During the Relevant Period, the Company determined a Conflict Mineral, gold, was necessary to the functionality or production of its products.

Pursuant to the Rule, we conducted in good faith a technical review of the Company’s products and surveyed our suppliers and CMOs for the calendar year 2024 to determine whether 3TGs were present in our products. For those products that did contain 3TGs, we conducted in good faith a reasonable country of origin inquiry that the Company believes was reasonably designed to determine whether any 3TG necessary to the functionality or production of these materials or products originated in the covered countries or was not from recycled or scrap sources. For any materials or products containing 3TGs, we requested information from the applicable suppliers and CMOs regarding the source of such 3TGs. None of the suppliers or CMOs indicated with certainty that any 3TGs contained in the materials or products they provided to the Company in 2024 came from the covered countries or were not from recycled or scrap sources.

In summary, as a result of our diligence on the suppliers and CMOs, we have no reason to believe that any of the 3TGs contained in our 2024 products that are within the scope of the Rule originated in the covered countries or were not from recycled or scrap sources.

The information in this Form SD is also publicly available on our website at www.quantum-si.com.